UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated August 2, 2007

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

This Report on Form 6-K shall be deemed to be incorporated by reference into QIAGEN N.V.’s Registration Statement on Form F-4 (Registration No. 333-143791) filed with the Securities and Exchange Commission on June 15, 2007, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

QIAGEN N.V.

Form 6-K

i

OTHER INFORMATION

On August 2, 2007, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN”) announced the final allocation of consideration in its recent exchange offer for shares of Digene Corporation (“Digene”). In the exchange offer, shareholders of Digene were offered a choice of receiving, for each share tendered, either cash or ordinary shares of QIAGEN, subject to proration so that the total consideration issued consists of 55% cash and 45% QIAGEN stock. On July 26, 2007, QIAGEN announced the preliminary election results and reported that the QIAGEN stock component had been over subscribed. Because the stock consideration was over subscribed, the elections for all QIAGEN stock consideration are subject to the proration procedures included in the merger agreement dated June 3, 2007.

— At the close of business on July 26, 2007, the last day to submit exchange offer consideration election forms or notices of guaranteed delivery, there were 24,578,829 shares of Digene common stock outstanding. Of these outstanding shares, 23,270,298 shares, or approximately 94.6%, were tendered in the exchange offer.

— Digene shareholders who tendered Digene shares in the exchange offer and elected to receive cash consideration or did not make an election in respect of those shares, representing approximately 10.4% of the total tendered Digene shares, will receive $61.25 per share of Digene common stock so tendered.

— Digene shareholders who tendered their shares in the exchange offer and elected to receive QIAGEN stock in respect of those shares, represent approximately 89.6% of the total tendered Digene shares. These shares are subject to the proration procedures. Giving effect to the proration procedures, such shareholders will receive for 50.2% of the shares of Digene common stock so tendered approximately 3.545 QIAGEN ordinary shares (with cash in lieu of fractional shares) for each Digene share and $61.25 in cash for each of the remaining 49.8% of the Digene shares so tendered.

— In the aggregate, QIAGEN will pay as consideration in the exchange offer approximately $784 million in cash and issue approximately 37 million QIAGEN ordinary shares.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: August 2, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated August 2, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact Information:

  QIAGEN

  Investors:

  Dr. Solveigh Mähler

  011-49-2103-29-11710

  Media:

  Dr. Thomas Theuringer

  011-49-2103-29-11826

QIAGEN ANNOUNCES FINAL PRORATION RESULTS

OF DIGENE EXCHANGE OFFER

Venlo, The Netherlands – August 2, 2007 – QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) announced today the final allocation of consideration in its recent exchange offer for shares of Digene Corporation. In the exchange offer, shareholders of Digene were offered a choice of receiving, for each share tendered, either cash or ordinary shares of QIAGEN, subject to proration so that the total consideration issued consists of 55% cash and 45% QIAGEN stock. On July 26, 2007, QIAGEN announced the preliminary election results and reported that the QIAGEN stock component had been over subscribed. Because the stock consideration was over subscribed, the elections for all QIAGEN stock consideration are subject to the proration procedures included in the merger agreement dated June 3, 2007.

— At the close of business on July 26, 2007, the last day to submit exchange offer consideration election forms or notices of guaranteed delivery, there were 24,578,829 shares of Digene common stock outstanding. Of these outstanding shares, 23,270,298 shares, or approximately 94.6%, were tendered in the exchange offer.

— Digene shareholders who tendered Digene shares in the exchange offer and elected to receive cash consideration or did not make an election in respect of those shares, representing approximately 10.4% of the total tendered Digene shares, will receive $61.25 per share of Digene common stock so tendered.

— Digene shareholders who tendered their shares in the exchange offer and elected to receive QIAGEN stock in respect of those shares, represent approximately 89.6% of the total tendered Digene shares. These shares are subject to the proration procedures. Giving effect to the proration procedures, such shareholders will receive for 50.2% of the shares of Digene common stock so tendered approximately 3.545 QIAGEN ordinary shares (with cash in lieu of fractional shares) for each Digene share and $61.25 in cash for each of the remaining 49.8% of the Digene shares so tendered.

— In the aggregate, QIAGEN will pay as consideration in the exchange offer approximately $784 million in cash and issue approximately 37 million QIAGEN ordinary shares.

About QIAGEN

QIAGEN N.V., a Netherlands holding company is the leading provider of innovative sample and assay technologies and products. QIAGEN’s products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics. QIAGEN has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, nucleic acid and protein handling, separation, and purification and open and target specific assays. The company’s products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. QIAGEN employs more than 2,000 people worldwide. QIAGEN products are sold through a dedicated sales force and a global network of distributors in more than 40 countries. In this press release QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN molecular diagnostics products are 34 EU CE IVD assays, six EU CE IVD sample preparation products, one 510k PAX RNA product, nine China SFDA IVD assays and 98 general purpose reagents. Further information about QIAGEN can be found at www.qiagen.com.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences may include, but are not limited to, the risk of unanticipated administrative delays, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Digene. QIAGEN has filed a Registration Statement on Form F-4, as amended, with the Securities and Exchange Commission in connection with the exchange offer and subsequent merger. Digene shareholders should read those filings, and any other filings made by QIAGEN with the SEC in connection with the proposed Digene acquisition, as they contain important information. These SEC filings, as well as QIAGEN’s other public SEC filings, can be obtained without charge at the SEC website at www.sec.gov and at QIAGEN’s website at www.qiagen.com. Additional copies of the prospectus, which is a part of QIAGEN’s Registration Statement on Form F-4, can be obtained by contacting QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

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